Exhibit 99.1

Kenon’s Subsidiary OPC Energy Announces Plan for Construction of Power Plant in Hadera

Singapore, August 11, 2025. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) had previously announced that it was authorized by the Israeli Government to seek authority for zoning of the land for a natural gas-fired power plant (“Hadera 2”) on land owned near OPC’s Hadera power plant. In April 2024, the Israeli Government rejected the plan (the “Plan”) to construct a power plant on such land, following which Hadera 2 filed a petition with the Israeli High Court of Justice to overturn the Israeli Government’s rejection of the Plan.

OPC today announced that it has become aware that the Israeli Government has resolved to approve the Plan, although the government decision has not yet been published.

Accordingly, OPC is preparing for the construction of Hadera 2 with an estimated capacity of approximately 850 MW (the “Project”).

According to OPC’s preliminary assessment, the cost of construction for the Project would be approximately NIS 4.5 billion to NIS 5 billion (approximately $1.3 billion to $1.5 billion).

For further information on Hadera 2 and the Plan and related proceedings, see Kenon’s Reports on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on March 12, 2025 and May 21, 2025, and Kenon’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 2, 2025.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words.  These statements include statements relating to the approval of the Plan, the Project and OPC’s plans to construct the Project, the estimated capacity and construction cost of the Project and other non-historical matters. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risks relating to OPC becoming aware of government approval of the Plan, including risks relating to any decision relating to the Plan if and when published, risks relating to the Project, including the ultimate cost and characteristics of the Project (including capacity) if the Project proceeds and is completed and other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.